UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Subject Company (Issuer))

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Filing Person(s) (Issuer))

CLASS D, CLASS I AND CLASS R SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

407498302, 407498203 AND 407498104
(CUSIP Number of Class of Securities)

Keith Kleinman
Hamilton Lane Advisors, L.L.C.
110 Washington St, Ste. 1300

Conshohocken, PA 19428
(Name and Address of Agent for Service)

With a copy to:
Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

August 1, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 1, 2025 by Hamilton Lane Private Assets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $211,453,274 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on August 1, 2025.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on August 29, 2025.

2. 1,274,290 Class I Shares, 3,055 Class D Shares and 531,109 Class R Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class I, Class D and Class R Shares that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The Fund paid for 100% of the Shares tendered for Class I Shares, Class D Shares and Class R Shares, in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2025 in the amount of $24,059,610.84 for Class I, $57,000.02 for Class D and $9,682,864.70 for Class R.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on August 1, 2025 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12(a).	Exhibits

Not applicable.

Item 12(b).	Filing Fee

Calculation of Filing Fee Tables

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Keith Kleinman
	Name:	Keith Kleinman
	Title:	Secretary

January 9, 2026

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table